1700 Pacific, Suite 2900	214-979-3700
Dallas, TX 75201	214-979-3710 (Fax)

December 29, 2014

Via EDGAR

William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Southcross Energy Partners, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 5, 2014

Form 8-K Filed November 7, 2014

Form 10-Q for the Quarterly Period Ended September 30, 2014

Filed November 7, 2014

File No. 1-35719

Dear Mr. Thompson:

Set forth below are the responses of Southcross Energy Partners, L.P. (the “Partnership,” “we” or “us”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which were delivered in your letter dated December 16, 2014 (the “Comment Letter”), regarding the Partnership’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed via EDGAR on March 5, 2014, (ii) Current Report on Form 8-K, filed via EDGAR on November 7, 2014 and (iii) Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed via EDGAR on November 7, 2014. The Partnership submits this letter in response to the Comment Letter. For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Partnership’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Overview of How We Evaluate our Operations, page 51

1.	Reference is made to your definition of Adjusted EBITDA beginning on page 53 and more specifically the statement that selected charges and transaction costs that are unusual and non-recurring and selected gains that are unusual and non-recurring are excluded from Adjusted EBITDA. Please tell us the unusual and non-recurring amounts that are excluded from Adjusted EBTIDA. Please also describe the nature of these amounts and your basis for excluding such amounts. In this regard, note that pursuant to Item 10(e)(1)(ii)(B) of Regulation S-K, you should not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.

Response: Our reconciliation of net cash flows provided by operating activities to net (loss) income, Adjusted EBITDA, and distributable cash flow on page 56 included expenses associated with significant items of $1,314,000 and $414,000 for the years ended December 31, 2013 and 2012, respectively. These amounts consisted of: (a) expenses directly associated with the establishment of a public company accounting organization and processes that included consulting costs, recruiting, severance and relocation expenses and (b) an insurance deductible associated with the fire at our Gregory plant. We do not believe it is reasonably likely that these costs will recur within two years nor did we incur similar costs in the prior two years.

Form 8-K filed November 7, 2014

Exhibit 99.1

2.	Reference is made to your disclosure of expected Adjusted EBITDA for the fourth quarter of 2014. In future filings, please provide a quantitative reconciliation, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure with the most directly comparable financial measure or measures calculated in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K

Response: We respectfully note the Staff’s comment and confirm that in future filings where we present non-GAAP information, including forward-looking non-GAAP measures such as Adjusted EBITDA, we will provide the most directly comparable GAAP measure and a reconciliation of the differences between the GAAP and non-GAAP measure, to the extent that such information is available without unreasonable efforts. Although we currently anticipate that we should be able to provide such information, to the extent that a reconciliation cannot be provided or the most directly comparable GAAP measure is not accessible without unreasonable effort, we confirm that we will disclose this fact and provide reconciling information that is available without unreasonable effort, and will identify any information that is unavailable and disclose its probable significance.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Item 1. Financial Statements, page 6

Notes to Condensed Consolidated Financial Statements, page 14

4. Net Income/Loss Per Limited Partner Unit and Distributions, page 18

3.	Please tell us how you determined the Series A Preferred Unit fair value adjustments in your calculation of net loss attributable to common and subordinated unit holders and why these adjustments comply with GAAP.

Response: Fair value adjustments for the Series A Preferred Units were determined in a manner consistent with Accounting Standards Codification (“ASC”) 480 – “Distinguishing Liabilities from Equity” (ASC 480-10-S99-3A-14) which requires the Series A Preferred units (the initial units issued and the subsequent paid-in-kind units issued distributions) to be reported initially at fair value and subsequently adjusted to their maximum redemption amount as of the balance sheet date. The Series A Preferred Units were adjusted to their maximum redemption amount as of each balance sheet date in accordance with ASC 480-10-S99-3A-14 due to the features described in Note 9 (see below for description) to the Financial Statements. The adjustment to the maximum redemption amount took into consideration fair value changes of the underlying public common units period over period. In our calculation of net loss attributable to common and subordinated unit holders, we considered the rights and preferences associated with the Series A Preferred Units. Due to the preference the Series A Preferred Units contain over common and subordinated unit-holders, we treated this adjustment to the maximum redemption amount as an adjustment in arriving at net loss applicable to partners which is consistent with the guidance in ASC 480-10-S99-3A-20 which states:

“Regardless of the accounting method selected in paragraph 15 and the redemption terms (that is, fixed price or fair value), the resulting increases or decreases in the carrying amount of a redeemable instrument other than common stock should be treated in the same manner as dividends on nonredeemable stock and should be effected by charges against retained earnings or, in the absence of retained earnings, by charges against paid-in capital. Increases or decreases in the carrying amount should reduce or increase income available to common stockholders in the calculation of earnings per share and the ratio of earnings to combined fixed charges and preferred stock dividends. Additionally, Paragraph 260-10-S99-2 provides guidance on the accounting at the date of a redemption or induced conversion of a preferred stock instrument.

Note 9 to the Financial Statements for the quarter ended September 30, 2014 discloses the accounting for the Series A Preferred Units and states in part the following:

Because the Series A Preferred Units were equity instruments and redeemable at the option of the holder, they were classified outside of permanent equity. The change of control rights associated with the Series A Preferred Units required the units to be classified outside of permanent equity. The Series A Preferred Units were periodically adjusted to maximum redemption value because the maximum redemption value was different than the fair value of the units at issuance.

4.	Reference is made to your disclosure beginning in the last paragraph on page 29 which states that beginning with the third quarter of 2014, until such time you have a Distributable Cash Flow Ratio of at least 1.0, the holder of the subordinated units has waived the right to receive distributions on any subordinated units that would cause the Distributable Cash Flow Ratio to be less than 1.0. Please tell us how this waived right impacted your calculations of net loss attributable to common and subordinated unit holders referencing authoritative literature that supports your treatment.

Response: The holder’s waiver of their rights to distributions until we have a Distributable Cash Flow Ratio of at least 1.0 was evaluated under ASC 260 – “Earnings per Share – Participating Securities and the Two-Class Method”. Specifically, we reevaluated whether such waiver changed our previous conclusion that such subordinated units were participating securities and concluded that such waiver did not alter our prior conclusion that such units remained participating securities as the right to cash distributions had not been permanently waived and thus the subordinated units remained participating securities under ASC 260-10-20.

In applying the two-class method of earnings per unit under ASC 260-10-05, we allocated distributed earnings and undistributed losses to each class of units whereby the common holders post-balance sheet distribution of $0.40/unit, which was declared in November 2014 (related to the quarter ended September 30, 2014), was included in the determination of earnings per common unit while the subordinated holders were not allocated any post-balance sheet distributed distributions and were only allocated undistributed losses pursuant to the partnership agreement.

5.	Please tell us how the Class B Convertible Units are treated in the calculation of net income (loss) per common unit referencing applicable Class B Convertible Unit holder rights and authoritative literature that support the calculation.

Response: We present earnings per unit using the two class method of earnings per share under ASC 260. In evaluating whether the Class B Convertible Units issued in August 2014 should be accounted for under ASC 260, we first assessed whether such securities met the definition of a participating security under ASC 260-10-20. The Class B Convertible Units participate in a contractually determined fixed return paid in the form of additional pay-in-kind Class B Convertible Units until converted into common units and do not participate in cash distributions until converted into common units. Accordingly, the Class B Convertible Units were determined to be non-participating securities under ASC 260-10-20 and therefore outside of the scope of ASC 260. As a result, the net loss attributable to limited partners was allocated to each of the classes of all of the outstanding units pursuant to the terms of the partnership agreement and no basic EPU and diluted EPU were presented for the Class B Convertible Units.

12. Incentive Compensation, page 31

6.	Reference is made to the first paragraph of Note 12 which states that awards granted under the LTIP include distribution equivalent rights that grant the holder the right to receive an amount equal to the cash distribution on common units during the period the award remains outstanding. Please tell us whether these awards are considered participating securities for purposes of calculating earnings per unit referencing authoritative literature that supports your treatment.

Response: Awards in the form of unvested phantom units issued under our Long Term Incentive Plan include distribution equivalent rights (“DER”) subject to the same vesting and forfeiture restrictions as the underlying award. The DERs are not paid unless the related award vests and as such, are not considered participating securities as defined in ASC 260-10-20 and therefore, we do not apply the two-class method to net income (loss) per unit computations under ASC 260-10-45-59A and 61A.

The Partnership hereby acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me by telephone at (214) 979-3772 if you have questions or comments regarding this letter.

Sincerely,

/s/ Donna A. Henderson .
Donna A. Henderson
Vice President, Chief Accounting Officer

cc:	Adam Phippen, Staff Accountant